Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of January 18, 2017, between

Fidelity Management & Research Company

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Income Fund	Fidelity Flex Core Bond Fund	Fixed-Income	1/18/2017	0.5 x (20 bp + group fee rate)
Fidelity Municipal Trust	Fidelity Flex Municipal Income Fund	Fixed-Income	10/10/2017	0.5 x (25 bp + group fee rate)
Fidelity Salem Street Trust	Fidelity Flex Short-Term Bond Fund	Fixed-Income	1/18/2017	0.5 x (20 bp + group fee rate)

Agreed and Accepted as of March 9, 2017

Fidelity Management & Research Company	FMR Investment Management (UK) Limited

By: /s/Harris Komishane	By: /s/Mark D. Flaherty
Name: Harris Komishane	Name: Mark D. Flaherty
Title: Treasurer	Title: Treasurer